

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 16, 2009

Mr. Jamie C. Sokalsky
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, CANADA M5J 2S1

> **Re:** **Barrick Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Response Letter Dated September 29. 2009**
> **File No. 001-09059**

Dear Mr. Sokalsky:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008

17, Goodwill, page 114

Accounting Policy for Goodwill and Goodwill Impairment, page 114

1. We have reviewed your response to prior comment one and understand that you believe exploration and development properties are not considered reporting units under SFAS 142 for assignment of goodwill because you believe they do not meet the definition of a business under EITF 98-3. Considering the elements of EITF 98-3, please tell us at what point you believe a property or project would meet the

definition of a business under EITF 98-3. We understand properties are transferred out of the Capital Projects group and into the relevant regional business unit upon commissioning of the mine. Tell us if you believe there is a point in development prior to commissioning or production in which a property or mine has the necessary elements to be considered a business.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief